Exhibit 99.1

BTQ Technologies Issues Year-End CEO Letter to Shareholders

VANCOUVER, BC, Dec. 29, 2025 /CNW/ - BTQ Technologies Corp. ("BTQ" or the "Company") (Nasdaq: BTQ) (CBOE CA: BTQ) (FSE: NG3), a global quantum technology company focused on securing mission-critical networks, today issued a Year-End Letter to Shareholders from its Chief Executive Officer and Chairman, Olivier Roussy Newton.

Dear Shareholders,

As we close 2025, I want to reflect on a year defined by one thing: turning the "quantum era" from a future headline into deployment, standards leadership, and measurable commercial pathways.

It is increasingly clear that the transition from classical encryption to post quantum cryptography represents one of the most significant security shifts in the history of the internet. It is the most consequential technology transition I have seen in my lifetime, with implications that extend beyond technology and into national security and geopolitical stability. The cryptographic systems that protect global communications, financial transactions, identity, and critical data were designed for a pre-quantum world. That foundation is now approaching a mandatory upgrade. This transition requires the coordinated replacement of cryptographic standards, software systems, and underlying hardware across the infrastructure that underpins modern civilization. As governments recognize cryptographic resilience as a matter of strategic sovereignty, financial institutions, cloud providers, blockchains, and enterprises are now moving from research and planning toward deployment.

This year we saw advances in several trends that strengthen the mandate of our company. The physical qubit count required to run a cryptographically relevant quantum algorithm dropped ~20x this year, compressing timelines that many assumed would stretch another decade. Quantum error correction crossed critical thresholds in rapid succession with repeatable correction cycles, logical gates that preserve encoded information and quantum processors capable of performing thousands of two-qubit operations. The Pentagon issued a memorandum directing all DoD components to inventory cryptography across every system and replace legacy encryption by EOY 2030. And perhaps most striking is the timing of all this. We enter the age of cryptographically relevant quantum computers at the same time as mass-scale tokenization of financial assets. The infrastructure most vulnerable to quantum attack is the same infrastructure now being built to carry the next generation of global finance. As these trends continue to mature, we are already seeing more urgency to transition towards post-quantum cryptography.

BTQ was built around a simple view of how this transition actually happens. Quantum capability will arrive on the same internet that already moves money, identity, and access for critical systems. The only way to make that transition durable is to upgrade cryptography without breaking the infrastructure that depends on it, and to pair that migration with hardware that can execute new algorithms at scale.

That is why our strategy remains focused on three pillars: Quantum Secure Systems and Networks, QCIM Hardware Acceleration and Secure Elements, and QPerfect Neutral Atom Platforms. Together, these form a holistic, full stack combination of software and hardware designed to define the post quantum cryptography and quantum computing transition for the global infrastructure that underpins modern civilization.

BTQ is executing on this vision by assembling a world class team spanning silicon design, embedded systems, applied cryptography, and software engineering. This effort is focused on commercializing secure, full-stack platforms that enable organizations to protect their most important assets as they navigate the global transition to post quantum cryptography.

1) QCIM and Secure Element Commercialization: Building certifiable silicon for the post-quantum transition

Physical hardware and secure elements for the 25+ billion security chips to be upgraded over the next 5 years represents a core segment of our business that we are extremely excited about. Every internet-connected device will require transition to new and evolving post-quantum cryptographic standards to protect their communications, a problem our hardware team has been laser focused on solving. The Pentagon recently issued a memorandum directing all DoD components to inventory cryptography across every system type, including national security systems, weapons systems, cloud infrastructure, mobile devices, physical access control, IoT, and unmanned systems. The directive sets a firm deadline of December 31, 2030 for replacing legacy cryptography with all PQC deployments requiring approval and alignment with NIST-approved algorithms. Notably it also commits DoD Components to not use or procure quantum key distribution and related technologies which require quantum internet infrastructure.  OMB Memorandum 23-02 extends similar requirements across the federal ecosystem and into defense supply chains. After eight years of standards development, clear mandates, defined timelines are now in place. The next five years represent a critical PQC migration window, and our QCIM architecture is built precisely for this moment, delivering ultra efficient, crypto-agile hardware that large-scale migrations demand.

This year, BTQ entered a USD 15 million development and joint investment agreement with ICTK Co., Ltd., Korea's leading secure element manufacturer, to develop the QCIM secure element platform across design, validation, tape outs, certification, and productization. Target metrics include up to 5x AES throughput, approximately 1 million digital signatures per second, sub microjoule energy per operation, and crypto agile support for FIPS 203/204/205 and CNSA 2.0.

We strengthened our silicon leadership through the asset acquisition of Radical Semiconductor. Following that acquisition, Radical's co-founders joined BTQ to lead silicon product and hardware security, and their CASH processing-in-memory cryptographic acceleration architecture is now positioned as an engine within QCIM, deliverable as synthesizable IP, a discrete co-processor, and future chiplet configurations.

Radical Semiconductor co-founders Sean Hackett and Zach Belateche from Stanford University are joined by their top cryptographer, Anne Reinders from Intel Labs, to lead this initiative. All three leaders have a storied history of designing and delivering semiconductor and cryptography products, including novel cryptographic chips, novel AI chips, and performant security software. They will work alongside our Taiwan hardware team, led by Ethan Chen, former research fellow at Foxconn, to advance QCIM development through partnerships with ITRI, ICTK and TSMC. Our expanded global hardware team brings together the silicon design, cryptography, and manufacturing expertise required to commercialize across high-security, mass-market applications.

2) Quantum Secure Systems and Networks: Moving from concept to repeatable deployments

We have entered a time of heightened sensitivity by governments over the importance of quantum technologies. In what has become recognized as a national security imperative by the United States, the EU, and China, post-quantum cryptographic standardization processes are moving into implementation phases across both the private and public sectors via top-down government mandates. Among the several noteworthy developments in quantum technologies this year was the 20x reduction in physical qubit count required to run a cryptanalytically relevant quantum algorithm, which is down to less than 1 million physical qubits. It's perhaps ironic that we enter the age of cryptographically relevant quantum computers at the same time as the mass-scale tokenization of financial assets, seen through the proliferation of stablecoins and recent SEC authorization for tokenization services. These events underscore the importance of our technology within BTQ and creates the ideal environment to deploy our technologies to secure both centralized and decentralized critical networks.

This year we advanced two proof-of-concept deployments for the Quantum Secure Stablecoin Network (QSSN) in Korea, intentionally spanning both commercial and banking channels. With Danal, Korea's leading mobile carrier billing provider, we are integrating quantum secure settlement and issuer-level controls that can be added to existing payment rails while preserving the consumer and merchant experience. Those issuer controls include minting and burning, velocity limits, and list management. With Finger Inc. Group, a banking solutions developer serving major Korean banks, we are introducing PQC services into partial banking networks to validate high volume settlement in a regulated context. Together, these pilots are designed to be a repeatable blueprint for market scale rollouts that maintain operational continuity while upgrading core controls and compliance. We also expanded quantum safe verification into high throughput ecosystems. In partnership with Bonsol Labs, BTQ demonstrated the first implementation of NIST standard PQC signature verification on Solana, using verifiable computation to address on-chain resource constraints while maintaining performance.

We also saw QSSN recognized in the United States Securities and Exchange Commission's U.S. Post Quantum Financial Infrastructure Framework (PQFIF) and advanced by QuINSA as a global standards initiative, reinforcing our regulator-aligned design philosophy and interoperability roadmap.  We expect to see the continuation of private and public organizations adopting QSSN to participate in the burgeoning digital asset revolution while remaining compliant with cryptographic mandates.

This regulatory traction reflects an important property about QSSN's architecture. While it originated as a Quantum Secure Stablecoin Network, it solves a much broader problem. Digital signatures underpin every authenticated transaction, identity credential, and access control system on the internet. All of which are vulnerable to quantum attack. QSSN provides a modular framework for migrating these systems first to post-quantum cryptography, and ultimately to quantum cryptography as fault-tolerant hardware matures. This path helps organizations achieve PQC compliance today while preserving a clear upgrade route to quantum encryption protocols such as one-shot signatures.

Within decentralized networks, we delivered Bitcoin Quantum Core, demonstrating end to end Bitcoin operations using NIST standardized ML DSA signatures in place of quantum vulnerable ECDSA, including wallet creation, transaction signing, verification, and mining. This milestone matters because it translates quantum risk from abstract debate into real migration work: testnets, audits, wallet and exchange integrations, and repeatable migration tooling.

External validation also accelerated this year. Delphi Digital published in depth coverage describing Bitcoin Quantum as a "quantum canary" network and highlighting our focus on real world testing of NIST PQC signatures, quantum native proof of work research, and institutional migration playbooks.

3) QPerfect and Neutral Atom Platforms: Accelerating the path from emulation to fault tolerant systems

This year, aptly named the International Year of Quantum Science and Technology, designates the end of the first century since the discovery of quantum mechanics. It's been a year of accelerated progress across the industry but if there was one topic that has attracted most attention, it would be quantum error correction. Following the first demonstration of beyond break even performance using error correction in late 2024, this year saw outstanding road blocks fall in rapid succession including repeatable error correction cycles, the execution of logical gates while preserving encoded information, and a fully fault tolerant non-Clifford gate. Fault tolerance comes with overheads, and in order to unlock high impact scientific and commercial applications, we'll need quantum computers capable of controlling hundreds of thousands to millions of qubits. At BTQ we've made meaningful strides to achieve this by both reducing the quantum resource requirements to solve commercially interesting problems for provably secure transactions,  and expanding our business line to include a quantum control and emulation platform. We are one step closer towards delivering fault-tolerant application-specific quantum devices (FASQ) to the market and are leading the race for near-term commercially interesting applications.

We exercised our option to acquire QPerfect, a Strasbourg based neutral atom company whose MIMIQ emulator and Quantum Logical Unit (QLU) middleware address two central bottlenecks: large scale design and testing, and fault tolerant control. Neutral atoms have emerged as a leading architecture for fault-tolerant systems. Unlike superconducting qubits which are individually manufactured and which require cryogenic cooling and specialized wiring, neutral atoms are designed identically by nature and can be trapped and cooled using lasers. Because the laser traps can be moved using high speed spatial light modulators, the architecture is dynamically reconfigurable enabling efficient qubit rearrangement in 3D that proved decisive in breakthrough demonstrations this year of dozens of repeated error correction cycles and fault tolerant universal logical gates. As hardware leaders now scale physical qubit counts into the thousands, the bottleneck shifts to software. Algorithm design, gate optimization, and fault-tolerant control all become critical, which is what QPerfect's technology directly addresses.

Our Quantum Logical Unit (QLU) is a multi-layered framework that accelerates the path from algorithm to fault-tolerant execution. Its foundation, MIMIQ, is one of the industry's most advanced quantum emulators. MIMIQ uses Matrix Product States to enable fast, numerically precise simulation of circuits with thousands of qubits and millions of gates, outperforming competitor emulators on most metrics. Fault-tolerant algorithms cannot be tested on hardware that does not yet exist and MIMIQ lets engineers design, optimize, and validate quantum programs at scale before physical execution. The QLU adds the control layer that keeps quantum systems stable at scale. For neutral atom architectures, this means orchestrating laser pulses, atom rearrangement, and error correction in real time across hundreds or thousands of qubits. As mentioned, this is the critical layer that translates fault-tolerant algorithms into reliable physical operations, and the component that most hardware-focused companies have yet to solve. MIMIQ is already licensed to leading quantum groups across Europe, Asia, and North America, including active collaborations with QuEra and Quantinuum (both advancing to Stage B of DARPA's Quantum Benchmarking Initiative) which positions BTQ not as a competitor to hardware leaders, but as a provider of the software infrastructure they require.

In November, our QPerfect division announced a major upgrade to QLEO (Quobly Logical Emulator Online) in partnership with Quobly, integrating GPU acceleration and full NVIDIA CUDA-Q compatibility. This release, powered by QPerfect's MIMIQ engine, is designed to deliver over 100x speedups versus CPU only simulation and gives developers an on-ramp to widely deployed GPU infrastructure for hybrid quantum classical workflows.

Beginning in July, BTQ's expanded quantum software team in Australia entered into a joint venture with QPerfect on developing one shot signatures (OSS). OSS is a communications protocol combining PQC and quantum computing that enables one party to delegate a digital signature to another, one time, before it self destructs, and has applications for provably single use payments, restricted access to private records, blockchainless smart contracts, and quantum money, all without the need for a quantum internet. The venture is driving full stack development of OSS in a fault tolerant Rydberg atom quantum processor as part of a broader mission to think beyond the use case of cracking codes to delivering socially and economically beneficial cryptographically relevant quantum computers.

We reinforced these activities with foundational research collaborations. BTQ and Macquarie University published peer reviewed results in Physical Review Research and PRX Quantum, the latter also with the University of Sheffield, on efficient ways to perform quantum error correction and universal gates for quantum computing. These results, presented at conferences at TCG Crest and CERN, leverage cavity coupling with qubits to significantly reduce overheads when performing parity checks in high performing qLDPC codes and code switching for non-Clifford gates. This obviates the need to swap or shuttle distant qubits in these steps, thus simplifying control pathways and aligning with neutral atom roadmaps. We also announced a collaboration with the University of Cambridge to advance inverse design quantum photonic devices for next generation computing and secure communications, with a defined path toward prototype fabrication, validation, and productization. Finally, in May BTQ signed an MOU with the French photonic quantum computing company Quandela, and is using data from their state of the art discrete variable photonic processor to design and test BTQs quantum proof of work protocol based on coarse grained boson sampling published earlier this year in Quantum Science and Technology.

Capital Markets Visibility and Financial Flexibility

As our execution has broadened, so has visibility with global allocators. BTQ was included in Korea's SamsungActive KoAct Global Quantum Computing Active ETF, expanding exposure with Asia Pacific investors allocating to companies across post quantum security, secure hardware, and quantum platforms.

BTQ was also added to the Defiance Quantum ETF (NASDAQ: QTUM), which seeks to track the BlueStar Machine Learning and Quantum Computing Index, broadening visibility with both institutional and retail investors following the quantum theme.

BTQ was more recently included in the MSCI Canada Small Cap Index, effective November 25, 2025, following MSCI's October index review, a meaningful benchmark recognition for the Company's growth and market presence.

BTQ also ended the third quarter with ample liquidity of C$39,389,812 in cash available which gives the company runway to execute across its strategic priorities. We also maintain a universal shelf registration to preserve strategic flexibility for disciplined strategic investments, co-development arrangements, or opportunistic M&A that accelerates commercialization, without indicating an immediate financing requirement.

Looking Ahead to 2026

Our priorities are clear:

•	Deliver test silicon and ready-made designs for Quantum Compute in Memory (QCIM), using a highly-efficient chip design technique called "compute-in-memory", first pioneered by the AI revolution, and used by BTQ to accelerate quantum encryption. This year, our team will deliver hardware to our first customers on physical circuit boards for testing, integrate our products with design partners in mission critical use-cases (aerospace, defense, OEMs, etc.), and make strong headway on industry-specific certifications to rapidly commercialize our products.
•	Expand QSSN from proof of concept into repeatable, regulator aligned deployments with issuers and market infrastructure, building on the Danal and Finger blueprints. As a company we see QSSN as the largest deployment of quantum secure technology for the largest addressable market immediately, global payment systems and the digitization of fiat currencies.
•	Progress Bitcoin Quantum from demonstration to public testnet and mainnet, audits, and enterprise pilots, while continuing to publish migration tooling that institutional partners can operationalize. Bitcoin Quantum is an at scale deployment of quantum cryptography for the safeguarding of the world's largest decentralized uncorrelated store of value, which imperatively needs to be secure. As a company, we foresee further quantum based stores of value developing.
•	Advance QPerfect's QLU and emulator to optimize algorithmic gate counts and parallelization for cryptographically relevant quantum computations like OSS, and to design and emulate high performing fault tolerant gates targeted toward single module neutral atom quantum architectures.
•	Continue to add leading technical talent to our teams in Australia, Taiwan, Korea, Canada, United States, Europe with new jurisdictions planned for 2026.

2025 validated our direction: standards alignment plus real deployments and hardware performance is the only credible path to quantum readiness at internet scale. I am proud of the team's execution and grateful for the support of our shareholders as we build BTQ into the long term leader in quantum era security and infrastructure.

This represents one of the most transformative moments in the evolution of technology in our lifetime and on behalf of our employees, partners, and Board of Directors, we want to thank you for your trust and continued support.

Sincerely,

Olivier Roussy Newton
Chief Executive Officer and Chairman
BTQ Technologies Corp.

About BTQ
BTQ Technologies Corp. (Nasdaq: BTQ | Cboe CA: BTQ | FSE: NG3 ) is a vertically integrated quantum company accelerating the transition from classical networks to the quantum internet. Backed by a broad patent portfolio, BTQ pioneered the industry's first commercially significant quantum advantage and now delivers a full-stack, neutral-atom quantum computing platform with end-to-end hardware, middleware, and post-quantum security solutions for finance, telecommunications, logistics, life sciences, and defense.

Connect with BTQ: Website | LinkedIn | X/Twitter

ON BEHALF OF THE BOARD OF DIRECTORS
Olivier Roussy Newton
CEO, Chairman

Neither Cboe Canada nor its Regulation Services Provider accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Information Disclaimer

This press release and letter contains forward-looking information ("FLI") within the meaning of applicable Canadian securities legislation. FLI is based on the reasonable assumptions, estimates, analysis, and opinions of management made in light of its experience and its perception of trends, current conditions, and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances at the date that such statements are made. FLI includes, without limitation, statements about the Company's plans and objectives for 2026, including expansion of Quantum Secure Systems and Networks (QSSN) deployments, QCIM hardware commercialization timelines (e.g., test silicon delivery and certification), QPerfect neutral atom platform advancements, research partnerships, and anticipated markets for post-quantum cryptography solutions. Words such as "expect," "anticipate," "intend," "plan," "goal," "believe," "seek," "estimate," and variations of such words and similar expressions identify FLI.

FLI is subject to risks, uncertainties, and other factors that could cause actual results to differ materially from expected results. These risks include, but are not limited to: technological risks related to qubit scalability and quantum error correction; market adoption delays for quantum-secure networks; competition in fault-tolerant quantum systems; geopolitical tensions affecting supply chains; regulatory changes in quantum standards or cryptography mandates; cybersecurity threats and data breaches; financing availability and capital market volatility; intellectual property disputes; and general economic conditions impacting the quantum technology sector. For a more comprehensive discussion of risks, please refer to the Company's most recent Management's Discussion and Analysis ("MD&A") and Annual Information Form ("AIF") filed on SEDAR+ at www.sedarplus.ca.

Undue reliance should not be placed on FLI, which is not a guarantee of future performance and is subject to a number of uncertainties and assumptions, including but not limited to: continued progress in quantum error correction and hardware scalability; timely adoption rates of post-quantum cryptography standards by governments and enterprises; access to sufficient funding for research and development; and stable global economic conditions. These assumptions may prove to be incorrect, and actual results may differ materially. The Company does not undertake to update any FLI, except as required under applicable securities laws.

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CO: BTQ Technologies Corp.

CNW 08:00e 29-DEC-25